UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DRDGOLD Limited

(Name of Issuer)

American Depositary Shares

(each representing ten Ordinary Shares)

(Title of Class of Securities)

26152H301

(CUSIP Number)

June 30, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Maya Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,515,200*

	6.	Shared Voting Power 0*

	7.	Sole Dispositive Power 1,515,200*

	8.	Shared Dispositive Power 0*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,515,200*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.02%*

12.	Type of Reporting Person (See Instructions) PN

* Based on 376,571,588 ordinary no par value shares (the “Shares”), of DRDGOLD Limited (the “Company”), outstanding as of June 30, 2008, as disclosed in the Company’s quarterly report on Form 6-K for the quarter ended June 30, 2008. Each American Depositary Share represents ten Shares of the Company. As of September 3, 2008 (the “Reporting Date”), Alejandro Rojas Domene was the Principal of Maya Capital S.A.d.e.C.V., which is the Manager of Maya Fund LP. As a result, Alejandro Rojas Domene possesses the power to vote and direct the disposition of the 1,515,200 American Depositary Shares held by Maya Fund LP. Alejandro Rojas Domene individually owns 612,082 American Depositary Shares of the Company.  Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Alejandro Rojas Domene is deemed to beneficially own 2,127,282 American Depositary Shares (21,272,820 Shares), or approximately 5.64% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.

1.	Names of Reporting Persons Maya Capital S.A.d.e.C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,515,200*

	6.	Shared Voting Power 0*

	7.	Sole Dispositive Power 1,515,200*

	8.	Shared Dispositive Power 0*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,515,200*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.02%*

12.	Type of Reporting Person (See Instructions) CO

* Based on 376,571,588 ordinary no par value shares (the “Shares”), of DRDGOLD Limited (the “Company”), outstanding as of June 30, 2008, as disclosed in the Company’s quarterly report on Form 6-K for the quarter ended June 30, 2008. Each American Depositary Share represents ten Shares of the Company. As of September 3, 2008 (the “Reporting Date”), Alejandro Rojas Domene was the Principal of Maya Capital S.A.d.e.C.V., which is the Manager of Maya Fund LP. As a result, Alejandro Rojas Domene possesses the power to vote and direct the disposition of the 1,515,200 American Depositary Shares held by Maya Fund LP. Alejandro Rojas Domene individually owns 612,082 American Depositary Shares of the Company.  Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Alejandro Rojas Domene is deemed to beneficially own 2,127,282 American Depositary Shares (21,272,820 Shares), or approximately 5.64% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No.

1.	Names of Reporting Persons Alejandro Rojas Domene

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 612,082*

	6.	Shared Voting Power 2,127,282*

	7.	Sole Dispositive Power 612,082*

	8.	Shared Dispositive Power 2,127,282*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,127,282*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.64%*

12.	Type of Reporting Person (See Instructions) IN

* Based on 376,571,588 ordinary no par value shares (the “Shares”), of DRDGOLD Limited (the “Company”), outstanding as of June 30, 2008, as disclosed in the Company’s quarterly report on Form 6-K for the quarter ended June 30, 2008. Each American Depositary Share represents ten Shares of the Company. As of September 3, 2008 (the “Reporting Date”), Alejandro Rojas Domene was the Principal of Maya Capital S.A.d.e.C.V., which is the Manager of Maya Fund LP. As a result, Alejandro Rojas Domene possesses the power to vote and direct the disposition of the 1,515,200 American Depositary Shares held by Maya Fund LP. Alejandro Rojas Domene individually owns 612,082 American Depositary Shares of the Company.  Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Alejandro Rojas Domene is deemed to beneficially own 2,127,282 American Depositary Shares (21,272,820 Shares), or approximately 5.64% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1.
	(a)	Name of Issuer DRDGOLD Limited
	(b)	Address of Issuer’s Principal Executive Offices 299 Pendoring Avenue Blackheath, Randburg South Africa

Item 2.
	(a)	Name of Person Filing Maya Fund LP Maya Capital S.A.d.e.C.V. Alejandro Rojas Domene
	(b)	Address of Principal Business Office or, if none, Residence Av. Prolongaciòn Paseo de la Reforma 115/703 Paseo de las Lomas Alvaro Obregon Mexico DF 01330 Mexico
	(c)	Citizenship Maya Fund LP Canada Maya Capital S.A.d.e.C.V. Mexico Alejandro Rojas Domene Mexico
	(d)	Title of Class of Securities American Depositary Shares
	(e)	CUSIP Number 26152H301

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Maya Fund LP	1,515,200
Maya Capital S.A.d.e.C.V.	1,515,200
Alejandro Rojas Domene	2,127,282

(b)	Percent of class:

Maya Fund LP	4.02%
Maya Capital S.A.d.e.C.V.	4.02%
Alejandro Rojas Domene	5.64%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote

Maya Fund LP	1,515,200
Maya Capital S.A.d.e.C.V.	1,515,200
Alejandro Rojas Domene	612,082

(ii)	Shared power to vote or to direct the vote

Maya Fund LP	0
Maya Capital S.A.d.e.C.V.	0
Alejandro Rojas Domene	2,127,282

(iii)	Sole power to dispose or to direct the disposition of

Maya Fund LP	1,515,200
Maya Capital S.A.d.e.C.V.	1,515,200
Alejandro Rojas Domene	612,082

(iv)	Shared power to dispose or to direct the disposition of

Maya Fund LP	0
Maya Capital S.A.d.e.C.V.	0
Alejandro Rojas Domene	2,127,282

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2008	MAYA FUND LP

	By:	/s/ Alejandro Rojas Domene
Authorized Signatory

MAYA CAPITAL S.A.d.e.C.V.

	By:	/s/ Alejandro Rojas Domene
Authorized Signatory

/s/ Alejandro Rojas Domene
ALEJANDRO ROJAS DOMENE

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT

In accordance with Rule 13d—l(k) (1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the American Depositary Shares is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Joint Filing Agreement as an Exhibit to this statement on Schedule 13G. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

MAYA FUND LP

By:	/s/ Alejandro Rojas Domene
Authorized Signatory

MAYA CAPITAL S.A.d.e.C.V.

By:	/s/ Alejandro Rojas Domene
Authorized Signatory

/s/ Alejandro Rojas Domene
ALEJANDRO ROJAS DOMENE